November 29, 2021	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com
VIA EDGAR TRANSMISSION	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

  Mr. Sonny Oh

  Senior Counsel

  Division of Investment Management

  Disclosure Review and Accounting Office

  U.S. Securities and Exchange Commission

  100 F Street, N.E.

  Washington, DC 20549

Re:	Brighthouse Life Insurance Company of NY

Initial Registration Statement on Form S-3 for Brighthouse Shield® Level Select 6-Year Annuity v.3

(File No. 333-259506)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company of NY (the “Company” or “BLNY”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on November 10, 2021 with regard to the registration statement on Form S-3 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on September 14, 2021, relating to an individual single premium deferred index-linked separate account annuity contract (the “Contract”), referred to as the Brighthouse Shield® Level Select 6-Year Annuity v.3 (the “6-Year Annuity v.3”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Contract’s prospectus included within the Registration Statement.

The Registration Statement was filed because of the requirement in Rule 415(a)(5) under the Securities Act to file a new registration statement within three years of the effective date of the initial registration statement. As indicated on the facing page of the Registration Statement, the Company is also carrying forward unsold interests in the Contract previously registered. In addition, the Registration Statement reflects certain non-material disclosure updates and clarifying edits.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response.

1.	General—Effective Date of Registration Statement

Comment:      As a reminder, to the extent that the Registrant desires to request acceleration of the effective date of the Registration Statement, please file an acceleration request of the Registrant and

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Mr. Sonny Oh

November 29, 2021

its principal underwriter pursuant to the requirements of Rule 461 under the Securities Act.

Response:      The Registrant acknowledges the Staff’s comment and confirms that it will file an acceleration request on December 2, 2021 consistent with the requirements of Rule 461 under the Securities Act.

2.	Cover Page of Prospectus

Comment:      Please ensure that the date of the prospectus is dated approximately as of the effective date of the Registration Statement, consistent with Rule 423 under the Securities Act.

Response:      The Registrant confirms that the prospectus will be dated approximately as of the effective date of the Registration Statement, consistent with Rule 423 under the Securities Act.

  3.        Independent Registered Public Accounting Firm; Information Incorporated by Reference (page 51)

Comment:      Please ensure that all required information in the above-captioned sections are included in the Pre-Effective Amendment and that any other outstanding disclosure items—such as any section identified as “[TO BE UPDATED BY AMENDMENT]”—are completed and finalized.

Response:      The Registrant confirms that the above-captioned sections will be completed and any other outstanding disclosure items will be finalized in the Pre-Effective Amendment filing.

PART II

4.	Item 14—Other Expenses of Issuance and Distribution

Comment:      For the Staff’s information, please confirm that the listing of itemized expenses to be incurred in connection with the securities being offered, as included under Item 14 to Part II, is accurate, including with respect to the identified printing expenses of $80.

Response:      The Registrant confirms the accuracy of the list of expenses as it appears in Item 14 to Part II of the Registration Statement.

5.	Item 16 Exhibits—Powers of Attorney

Comment:      The Staff notes that the powers of attorney (“POAs”) filed as an exhibit to the Registration Statement do not appear to include a cross-reference to the appropriate 1933 Act file number. Please provide revised POAs, to the extent necessary, to ensure that the POAs cite the appropriate file number.

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Mr. Sonny Oh

November 29, 2021

Response:      The Registrant confirms that it will file revised POAs if necessary to include the correct reference to the Registration Statement’s 1933 Act file number.

6.	Item 16 Exhibits—Opinion of Counsel, Auditor Consent

Comment:      The Staff notes that exhibits to be filed by amendment, including, among other things, the opinion of counsel regarding legality and the Consent of Independent Registered Public Accounting Firm, remain subject to the Staff’s review upon filing.

Response:      The Registrant acknowledges that the exhibits are subject to the Staff’s review upon filing.

7.	Item 16 Exhibits—Hyperlinks

Comment:      Please ensure that each exhibit identified in Part II includes an active hyperlink. As a reminder, each exhibit identified in Part II and other information incorporated by reference must be hyperlinked.

Response:      The Registrant acknowledges the Staff’s comment and will ensure that all exhibits and other information incorporated by reference include an active hyperlink.

As always, we appreciate the Staff’s review of and comments on the Registration Statement. Please contact the undersigned at (202) 312-3331 or Nathaniel Segal at (312) 609-7747, with questions or comments.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

cc:	Michele H. Abate, Associate General Counsel, Brighthouse Financial, Inc.

Alyson Saad, Corporate Counsel, Brighthouse Financial, Inc.

Nathaniel Segal, Counsel, Vedder Price P.C.

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